Mail Stop 4561

February 5, 2008

David J. Parrin
Chief Financial Officer
MoneyGram International, Inc.
1550 Utica Avenue South
Suite 100
Minneapolis, Minnesota 55416

Re: **MoneyGram International, Inc.**
         Form 10-K for the fiscal year ended December 31, 2006
         Filed March 1, 2007
         Form 10-Q for the quarterly period ended September 30, 2007
         Filed November 7, 2007
         File No. 001-31950

Dear Mr. Parrin:

We have reviewed your response to our letter dated December 21, 2007 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 21, 2007.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Finance Condition and Results of Operations

Results of Operations, page 23

1. We note your response to prior comment No. 2 states that you do not believe that there are any significant limitations associated with your non-GAAP measure. This statement appears to suggest that your GAAP results then have limitations.

In this regard, your disclosures should disclose the limitations associated with use of the non-GAAP financial measure since they are not prepared in accordance with GAAP. See the guidance set forth in the Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Critical Accounting Policies, page 41

2. We note from your response to prior comment No. 3 that you plan to continue your practice of updating your critical accounting policies section in your 2007 Form 10-K. Please provide us with any proposed disclosures you plan on including in your 2007 Form 10-K. Additionally, please tell us your consideration of disclosing how you assess your investment portfolio using both cash flows and price considerations in determining other-than-temporary impairment (OTTI).

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Intangible Assets and Goodwill, page F-14

3. Please tell us whether you anticipate any goodwill impairment for the fiscal year ended December 31, 2007 in light of the additional portfolio losses, the restructuring of your Payment Systems segment and the recent decline in your stock price. Your response should address how your evaluation of goodwill impairment complies with paragraphs 26 through 29 of SFAS 142.

Form 10-Q for the quarter period ended September 30, 2007

Note 4. Investments (Substantially Restricted), page 9

4. We note your response to prior comment No. 5 regarding the use of a third-party pricing service to price your investment portfolio. Please respond to the following:

   • Clarify how the third-party pricing service obtains the pricing information you requested. For example, your response makes reference to the use of various valuation models such as Interactive Data, Muller Data, Merrill Lynch, Kenny S&P, and FT Excel. Please tell us whether the pricing service is running these models on your behalf, and if so, how they are estimating all of the assumptions for the models; and

- Discuss how you use the pricing information obtained from the third-party pricing service. For example, does the pricing service provide you with one price as a result of their research, or in some cases are multiple prices provided? To the extent multiple prices are provided by the third-party pricing service, please discuss how you determine the ultimate value used for pricing the security.

5. Your response to prior comment No. 6 indicates that since you have the intent and ability to hold investments to maturity or through call that cash flow and not the price of an investment is the primary factor in assessing OTTI. Please explain what consideration you did give to the price declines of these investments since the decline in value is attributable to specific adverse conditions for a particular security. That is, it appears that the decline in value represents the market's belief that the future cash flows associated with these securities might be adversely impacted. In addition, explain how your internal valuations considered how the market would value these securities versus how the company would value these securities. If the market anticipated an adverse impact to cash flows, explain whether your internal valuations would use different assumptions than the market. If so, explain why your internal valuations would represent fair value.

6. We note from your disclosure on page 8 of your Form 10-Q that various state agencies require you to maintain liquid assets and investments with a rating of A or higher in an amount generally equal to the payment service obligation for your regulated payment instruments. Additionally, we note the section of your response to prior comment No. 6 that indicates that you believed the current credit cycle would be complete in early 2010, with pricing and trading volumes starting to rebound in late 2008 to early 2009. In arriving at your conclusions regarding your ability to hold the securities until recovery, please tell us how you considered future downgrades of securities to an agency rating of below A. In this regard, given your expectations regarding the time to recovery (approximately fifteen months, at a minimum), it would appear that your assertions regarding the ability to hold until recovery should consider the possibility of downgrades of your securities below an agency rating of A during this period, and how that may impact your ability to hold until recovery, given your regulatory requirements. Please clarify how this was considered in your analysis.

7. Please tell us what factors are considered in determining the recovery period and anticipated holding period for investments that management does not have the ability and intent to hold to maturity. Additionally, please tell us whether management's estimates and projections have been consistent with actual past holding practices.

8. Please clarify whether you record any OTTI on those investments with an agency rating below A. In this regard, indicate whether your OTTI analysis assumes these investments would have to be sold since they have a rating below A in order to maintain your regulatory and capital requirements in the event that your "cushion" is needed.

9. We note your response to prior comment No. 6 that indicates you review trustee reports in determining whether there have been any adverse impacts to your investments. Please respond to the following:

    - Further clarify how you evaluate the trustee reports to estimate cash flows available to your securities. For example, describe the information contained in these reports and explain how you use the information to arrive at the estimated cash flows for the securities;
    - Explain how rating triggers impact your cash flows and why securities would experience a cash flow problem if the security was downgraded by the rating agency. In this respect, explain why investments with rating triggers may result in a short fall of investment cash flows while others may not;
    - Explain how issues in accessing the credit market impact the amount of cash flows of the security; and
    - Tell us all of the different scenarios that could result in impairment of your investments (e.g., downgrades by rating agencies and issues in accessing credit markets, etc).

10. Your disclosures on page 13 state "The process (impairment review process) includes a monthly global assessment of the Company's portfolio given current market conditions, as well as a monthly review of all securities using a screening process to identify those securities for which fair value falls below established thresholds for certain time periods, or which are identified through other monitoring criteria such as credit ratings downgrades." Please tell us the following concerning your impairment process:

    - Describe the screening process and how you determined the established thresholds used in your impairment review process;
    - Discuss the accounting literature you relied upon in concluding your policy of only evaluating impairment above a certain threshold was appropriate;
    - Clarify whether the 20% of amortized cost as disclosed on page F-22 of the 2006 Form 10-K is the established threshold you use in the impairment screening process;
    - Tell us how the investments with unrealized losses below the screen are evaluated to determine if they are other-than-temporarily impaired; and
    - If your screening threshold is at the individual security level, tell us the approximate number of individual securities that had unrealized losses greater

than, and less than, the established thresholds at each impairment evaluation date for the periods presented.

11. Your disclosures on page 10 that state "If the rating agencies have split ratings, the Company uses the highest rating from either Moody's or S&P."   Please respond to the following:

- Indicate why this policy is appropriate and explain how you address circumstances of when one rating is more recent than another but reflects a lower rating;
- Discuss how these ratings effect your valuation of the related available-for-sale securities. For example, tell us whether using the higher rating always result in a higher valuation of the security;
- Tell us how your analysis considers whether the security is currently on a watch list or under review by the rating agency that currently has a higher rating on the security; and
- Provide us with an analysis that shows how the mix of your investment portfolio would change had you used the lowest rating rather than the highest rating. Please ensure your analysis illustrates whether using the lower rating would result in any additional investments going below an agency rating of A.

Liquidity and Capital Resources, page 36

12. We note your responses to prior comments No. 7 and 8 that state the draw on your line of credit was not made for liquidity purposes, but rather for regulatory and contractual capital purposes to supplement your unrestricted assets calculation. Tell us your consideration of disclosing known trends, favorable or unfavorable, that you reasonably expect to have a material impact on capital resources. In this regard, the additional realized and unrealized losses incurred subsequent to September 30, 2007 appear to have created a need for capital in order to maintain regulatory and certain contractual capital requirements. Explain how you evaluated whether further downgrades were reasonably likely as of the filing of the Form 10-Q. In evaluating required or appropriate disclosure, you should consider your ability to meet upcoming cash requirements over both the short-term and long-term. See Item 303(a)(2)(i) and (ii) of Regulation S-K and Section IV. of SEC Release 33-8350.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and

David J. Parrin
MoneyGram International, Inc.
February 5, 2008
Page 6

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood at 202-551-3479 or myself at 202-551-3730, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief